UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO

INFORMATIVE LETTER TO SHAREHOLDERS

Guadalajara, Jalisco, Mexico, April 8, 2015 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) addressed today the following informative letter to its shareholders:

Dear Shareholder of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (“GAP”, “we” or “us”) is writing to you to ensure that you and our other shareholders are adequately and accurately informed in advance of our annual general ordinary and extraordinary shareholders’ meeting on April 21, 2015 (the “Ordinary Shareholders’ Meeting” and the “Extraordinary Shareholders’ Meeting”, respectively, and together, the “Shareholders’ Meetings”).

Our management is of the firm belief that our shareholders should receive timely and transparent information on items to be voted at our shareholder meetings. In the fulfillment of our duty to ensure our shareholders receive such information, we would like to take this opportunity to communicate to you and the rest of our shareholders our view in relation to certain items on the agenda for the Shareholders’ Meeting published on March 5, 2015 (the “Agenda”).

Ordinary Shareholders’ Meeting

I.	Ratification of Board and Officer reports

Agenda Item No. I includes seven items, each voted on separately. While each of the seven matters is routine, we would like to highlight Agenda Item No. I.g., which in the past has caused some confusion for investors not accustomed to voting in Mexico. The annual release of a corporation’s board members from further liability, subject to certain exceptions provided by Mexican law and by our corporate governance rules, including our bylaws (the “Liability Release Proposal”), is a common corporate practice in Mexico. We consider the Liability Release Proposal to be, with respect to the release of our board members and our management, a routine matter that mirrors the releases contained in our bylaws (Art. 25). In addition, by minimizing frivolous and untimely lawsuits that impose an unnecessary cost on the corporation and its shareholders, this release has fulfilled an ongoing objective of ensuring directors’ and management’s independence in their decision-making to the benefit of our investors since our initial public offering in 2006.

II.	Request for approval of our 2014 audited financial statements

In compliance with Mexican fiscal regulations, we present unconsolidated annual financial statements, prepared under Mexican Financial Reporting Standards (“MFRS”), which will be used to determine taxes derived from the payment of dividends, share repurchases and any distributions of capital stock. In addition, in compliance with Mexican and U.S. securities regulations, we prepare consolidated annual financial statements under International Financial Reporting Standards (“IFRS”), which we file with the Mexican National Banking and Securities Commission (“CNBV”) and the U.S. Securities and Exchange Commission (“SEC”).

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For more information please visit www.aeropuertosgap.com.mx or contact :

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona/Juan Carlos Gomez Stolk
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691 / 646 462 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com

Follow us: http://twitter.com/aeropuertosGAP

                    grupoaeroportuariodelpacifico

III.-V.	Requests for approval of our 2015 legal reserve, dividend distributions and share repurchase fund

Net income for the year amounted to $2,105,041,199.00. Pursuant to the Mexican General Law of Commercial Corporations (Ley General de Sociedades Mercantiles), we propose to allocate $105,252,059.95 to the legal reserve fund and to allocate the remainder to the account for net income pending allocation.

From this account, in 2015 we propose to pay dividends of Ps.3.32 per share outstanding (approximately 525.6 million shares, excluding shares held in treasury) equally among the outstanding shares. This proposed dividend distribution represents a 10% increase over dividends paid in 2014, and is the maximum amount of dividends possible in accordance with MFRS without generating additional taxes.

Also, we are proposing to increase the authorized amount to be allocated to the share repurchase fund by Ps.450 million in 2015, to Ps.850 million.

Both the external auditor’s report and our performance in 2014 speak strongly in favor of approval of these items: as compared to 2013, EBITDA and net income increased by 13.3% and 5.7%, respectively, while earnings per share increased 6.5%.

VI.	Designation of directors representing the Series “BB” stockholders

Agenda Item No. VI is a non-votable report from our strategic shareholder, Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”). As established in our bylaws (Art. 15), AMP is entitled to designate four proprietary members of the Board of Directors and their respective alternate members. Mrs. Laura Diez Barroso Azcárraga and Messrs. Eduardo Sanchez Navarro Redo, José Vicente Corta Fernandez and Francisco Javier Marín San Andrés were designated, and their respective alternates were confirmed.

VII.	Ratification and/or designation of director(s) representing any 10% stockholder(s)

Our bylaws (Art. 15) entitle any individual or group holding a 10% or more equity stake in us with the right to designate a director. To date, no proposal for the ratification or designation of a director has been received. If we receive a 10% shareholder’s proposal before the Ordinary Shareholders’ Meeting, the proposal will be presented during the meeting; otherwise, if no proposal is received before such meeting is held, Mr. Guillermo Heredia Cabarga will be proposed as the seventh independent director.

VIII.	Ratification and/or designation of six independent directors representing the Series “B” stockholders

Our Board’s Nomination and Compensation Committee proposes the ratification of the current slate of independent directors for the terms and purposes established in our bylaws (Art. 15). Messrs. Joaquín Vargas Guajardo, Álvaro Fernández Garza, Juan Diez-Canedo Ruíz, Ángel Losada Moreno, Roberto Servitje Achutegui and Carlos Cárdenas Guzmán are proposed for ratification. Each of these nominees is a well-respected businessman or executive employed by leading Mexican companies; their curricula are available on our website.

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IX.	Designation of Chairman of the Board

As established in our bylaws (Art. 16), the Chairman of the Board is to be designated by a majority vote of the stockholders. We received a report from our strategic partner proposing Mrs. Laura Diez Barroso Azcárraga, a shareholder of our strategic partner, as Board Chairman.

X.	Request for approval of directors’ compensation for 2014 and ratification of directors’ compensation for 2015

The Nomination and Compensation Committee report also submits for approval the terms of directors’ compensation in 2014 and proposes that 2015 compensation remain unchanged from that of 2014.

XI.	Ratification and/or designation of director to serve as a member of the Nominations and Compensation Committee

Our Series B shareholders annually designate an independent director to serve as a member of our Nominations and Compensation Committee. Mr. Fernández is proposed for re-election to the position.

XII.	Ratification and/or designation of independent director to serve as chairman of the Audit and Corporate Practices Committee

Mr. Cárdenas is proposed for re-election to the position of chairman of the Audit and Corporate Practices Committee, as established in our bylaws (Art. 32).

Extraordinary Shareholders’ Meeting

I.	Ratification of reduction in shareholder equity

By the terms of our concession, our subsidiaries are required to comply with the Master Development Programs (“MDP”) approved by the Mexican airport authority every five years. The investments required under the MDP are those necessary to maintain and grow the airports while also complying with required quality standards. To date, our subsidiaries have complied with the level of investments required by the MDP, and still had surplus cash as of December 31, 2014 in excess of Ps.1.59 billion. In accordance with our financial policies, this surplus cash at the subsidiary level can be dividended to us without incurring additional taxes, and without putting our subsidiaries’ operations at risk or compromising our ability to cover operating expenses, investments or other corporate obligations. Thus, taking into consideration the availability of excess funds, we are proposing a capital reduction equal to Ps.2.68 per share to be paid before May 31, 2015, and to amend Article 6 of our bylaws accordingly.

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Press Release	Page 3

The Board and the Officers wish to emphasize our commitment to providing all shareholders with timely and transparent information in advance of our Ordinary and Extraordinary Shareholders’ Meeting, and to supporting an inclusive, balanced and cohesive voting process for all of our shareholders. We are confident that by sharing this additional perspective with you, each shareholder will be able to make better-informed decisions to the individual and collective benefit of all of GAP’s shareholders.

We look forward to your participation and support in this year’s Ordinary and Extraordinary Shareholders’ Meeting and in future meetings. In light of the information above, we strongly encourage you to vote in favor of all agenda items.

Respectfully yours,

/s/ Fernando Bosque

Fernando Bosque
Chief Executive Officer
Grupo Aeroportuario del Pacífico

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Press Release	Page 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLAREAL GARCÍA Name: Saúl Villareal García Title: Chief Financial Officer

Date: April 8, 2015